EXHIBIT 21.1
The following table sets forth the name and jurisdiction of incorporation/charter of the Registrant’s subsidiaries. Inactive subsidiaries are not listed. Except as noted, all of the subsidiaries are 100% owned by the Company or the Bank.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Bank Mutual (1)	USA
First Northern Investments, Inc. (2)	Nevada
BancMutual Financial & Insurance Services, Inc. (2)	Wisconsin
MC Development LTD (2)	Wisconsin
Mutual Investment Corporation (2)	Nevada

(1)	Direct subsidiary of the Company.

(2)	Direct subsidiary of the Bank.
Two other entities are 50% owned by the Bank or its subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

Savings Financial Corporation (3)	Wisconsin
Arrowood Development LLC (4)	Wisconsin

(3)	50% owned subsidiary of the Bank.

(4)	50% owned subsidiary of MC Development LTD.